Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Corus Entertainment declares monthly dividend for Class A and B shareholders

            TORONTO, April 8 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has declared monthly dividends of
$0.049585 per Class A share and $0.05 per Class B share payable on each of May
29, 2009, June 30, 2009 and July 31, 2009 to shareholders of record at the close of business on May 15, 2009, June 15, 2009 and July 15, 2009 respectively.

            The foregoing dividends are designated as "eligible" dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation.

            Corus' Board of Directors reviews the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors, and there is no entitlement to any dividend prior thereto.

            There were 3,445,228 Class A Voting Shares outstanding and 76,586,564
Class B Non-Voting Shares outstanding on March 31, 2009.

            Corus Entertainment Inc. reports in Canadian dollars.

            About Corus Entertainment Inc.

            Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

            %SEDAR: 00013131E          %CIK: 0001100868

            /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
            (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 11:33e 08-APR-09